FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 0-31212

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen Street

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule  101(b)(1)(7):

Note:    Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/s/ SYLVIE MOSER-SAVAGE
Name: Sylvie Moser-Savage Title: Company Secretary

Date: March 12, 2003

* Print the name and title of the signing officer under his Signature.

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.

Part 1—All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	625 ordinary shares 59,472 ordinary shares

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

625 issued pursuant to the exercise of listed options granted pursuant to a prospectus issued on 23 August 2002.

59,472 issued pursuant to a resolution passed by the Directors, an issue which is pursuant to the purpose outlined in 6 of this Appendix 3B.

+See chapter 19 for defined terms.

11/3/2002 Appendix 3B Page 1

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing ‘class of quoted ‘securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the       next dividend, (in the case of a trust,       distribution) or interest payment

•    the extent to which they do not rank       equally, other than in relation to the next       dividend, distribution or interest payment

Yes Yes

5	Issue price or consideration

625 issued pursuant to the exercise of listed options granted pursuant to a prospectus issued on 23 August 2002 at an exercise price of $0.65 per share.

59,472 issued pursuant to a resolution passed by the Directors concerning the purpose outlined in 6 of this Appendix 3B at the issue price of $0.50 per ordinary share.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

625 issued pursuant to a prospectus issued on 23 August 2002. Working capital. 59,472 issued as part payment of or for services rendered in satisfaction of services rendered by Arnhold and S.Bleichroeder Inc.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24th February 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	438,939,653 36,794,326	Ordinary shares Listed options exp 6 Sep 2004

+See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 2

Appendix 3B

New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	7, 174, 165	Unlisted options exercisable at various prices and on various expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2—Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non- renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

+See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 3

Appendix 3B

New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 4

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3—Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities (If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1-1,000

1,001-5,000

5,001-10,000

10,001-100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

+See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 5

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case          of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to          the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

+See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 6

Appendix 3B

New issue announcement

All entities

Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 7

Appendix 3B

New issue announcement

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	SYLVIE MOSER-SAVAGE	Date:	24 February 2003
(Director/Company Secretary)

Print name:

== == == == ==

+See chapter 19 for defined terms.

11/3/2002	Appendix 3B Page 8

902 page 1/1 15 July 2001

ASIC registered agent number
Lodging party or agent name
Office, level, building name or PO Box no.
Street number and name	State/territory	ostcode

Suburb/city

telephone	( )		ASS.	☐ REQ-A ☐

facsimile	( )		CASH	☐ REQ-P ☐

DX number			PROC.	☐

	Australian Securities and Investments Commission		Form 902

A.S.I.C Logo	Notification of
	Information supplementary to a form or document previously lodged		Corporations Act 2001 1274(8)(h)

The document for which this form is supplementary is lodged for:

(tick one box)	☑ corporation ☐ futures broker ☐ registered liquidator		☐ securities dealer ☐ investment ☐ futures advisor ☐ registered auditor
	☐ proper authority holder from futures licensee		☐ proper authority holder from futures licensee

Corporation or person name	METAL STORM LIMITED

A.C.N.	064 270 006

Details of the original document
Form number	316
Form title	ANNUAL RETURN OF A COMPANY
Document no. allocated by ASIC	229 064270 0061
Date of lodgement	30/1/2003

Supplementary information
WAYNE ALLAN DOWNING DIRECTOR 11200 N. PAWNEE ROAD PEORIA, IL 61615 UNITED STATES OF AMERICA — ASIC Previously notified on 22/10/2002, should have been included on Annual Return

(if insufficient space) Further details are enclosed in the annexure marked ( ) of ( ) pages.

Signature	signature of Sylvie Moser-Savage

This form must be signed by the person who signed the form or document which this form is intended to supplement unless the commission, in a special case, allows otherwise.

Print name	Sylvie Moser-Savage		capacity COMPANY SECRETARY

Print company name	(if company acting as agent)

Sign here	signature of Sylvie Moser-Savage		date	3/ 2 2003

Small Business (less than 20 employees). Please provide an estimate of the time taken to complete this form
Include
— The time actually spent reading the instructions, working on the question and obtaining the information
— The time spent by all employees in collecting and providing this information
Hrs mins